UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14f OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TAPIOCA CORP.
 (Exact name of registrant as specified in its charter)

Nevada	333-201037	35-2507568
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37
Romania
 (Address of principal executive offices, with zip code)

+ 4 (0373) 78 12 42
 (Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

TAPIOCA CORP.
Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37
Romania

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TAPIOCA CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to Tapioca Corp.

This Information Statement is being furnished to all holders of record as of the close of business on February 29, 2016 (the “Record Date”) of the common stock, par value $0.001, of Tapioca Corp., a Nevada corporation (the "Registrant," the “Company,” “we,” “us,” or “our”). You are receiving this Information Statement in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1, promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

CHANGE IN CONTROL

On February 22, 2016, Slav Serghei, the Company’s sole director, President, Treasurer and Secretary, and holder of 3,500,000 shares of the Company’s common stock representing approximately 64% of the Company’s issued and outstanding securities, entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which he agreed to sell to two (2) unrelated third parties (the “Purchasers”), all of his securities of the Company, for aggregate cash consideration of ____________ Dollars ($_________) as set forth below (the “Sale”):

Name	No. of Shares	Percentage of Issued and Outstanding
Ms. Jiang Zhixian	1,750,000	32%
Mr. Zhao Zhenqi	1,750,000	32%
Total	3,500,000	64%
*Ms. Jiang Zhixian is spouse of Mr. Zhao Zhenqi. The new shareholders have no direct family relationships to officers/directors of Tapioca.

Each purchaser made the purchase from his or her personal funds.

Upon the consummation of the securities of the Company, a change of control is expected to occur with Slav Serghei, resigning from all of his positions with the Company.  Concurrently therewith, a designee of the Purchasers will be appointed to serve as the sole director, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

The closing of the sale is anticipated to occur on the earlier to occur of the satisfaction or waiver of certain conditions or March 3, 2016.  Conditions to closing include, among others: (i) the satisfactory completion of the Purchaser’s due diligence of the Company; (ii) the filing of the Company’s quarterly report on Form 10-Q for the quarter ended January 31, 2016; and (iii) the resignation of all current officers and directors of the Company and the appointment of designees of the Purchaser to those position.

The Sale was disclosed on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on March 1, 2016.

CHANGE IN DIRECTORS

In connection with the Sale, the Registrant's sole director and executive officer and majority shareholder, Slav Serghei, increased the number of memebrs of the board of directors from one (1) director to two (2) and appointed Xie Jing as a member of the Company’s Board of Directors and as the Registrant’s Company’s sole executive officer. Mr. Serghei then resigned as from all of his positions with the Registrant. The resignation of Mr. Serghei will be effective upon the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about March 2, 2016. The 10-day Period is expected to conclude on or about March 12, 2016.

Prior to the closing, Xie Jing was not a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  Mr. Xie has not been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Further information about the Registrant’s new executive officer and director may be found below in the section titled “Directors and Executive Officers” in this Schedule 14f-1.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

This Information Statement describes the general terms of the Sale and contains certain biographical and other information concerning the Registrant’s new executive officer and director as a result of the Sale.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists of 75,000,000 shares of common stock, par value of $0.001 per share.  Immediately prior to the closing of the Sale, the Registrant had 5,460,000 shares of common stock issued and outstanding.  Following the Sale, the former control shareholder Slav Serghei will not own any of the Registrant’s outstanding common stock, and the following two persons will own the control block of 3,500,000 shares of our common stock that was formerly held by Mr. Serghei:

Name	No. of Shares	Percentage of Issued and Outstanding
Ms. Jiang Zhixian	1,750,000	32%
Mr. Zhao Zhenqi	1,750,000	32%
Total	3,500,000	64%
*Ms. Jiang Zhixian is spouse of Mr. Zhao Zhenqi. The new shareholders have no direct family relationships to officers/directors of Tapioca.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their ages:

Name	Age	Position
Xie Jing	35	Director, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

Slav Serghei	28	Director, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer (only until the expiration of the 10-day period as provided for in Rule 14f-1)

Xie Jing, age 35, has more than 10 years experience in IT positions in large corporations including Jardine One Solution Co., Ltd, UBS Corporate Management (Shanghai) Co. Ltd and IFG Research (Shanghai) Investment Management Consulting Co., Ltd.  Mr. Xie has served as the CEO of IFG Research (Shanghai) Investment Management Consulting Co., Ltd., an investment advisory services and financial research company, since December 2015.  As CEO, Mr. Xie is responsible for the company’s overall management, strategic planning and development, and formulation of the company’s policies and business strategy. From January 2012 to December 2015, Mr. Xie was an analyst with UBS Corporate Management (Shanghai) Co. Ltd, one of the members under UBS Group, where he was responsible for all IT construction projects of new UBS branches in East China area, which included network construction, office infrastructure, hardware and software setup, and other IT support services.  From 2007 to 2012, Mr. Xie served as an analyst with Jardine One Solution Co., Ltd., where he was responsible for the local integrated IT services and projects in Shanghai.   Mr. Xie graduated from the East China University of Science and Technology with a Bachelor degree of Business Administration.  Mr Xie has also obtained a master degree of Financial Software Engineering from the Northwestern Polytechnical University, with major in the field of financial information management, electronic commerce, project management and software engineering.  Mr. Xie’s experience in the financial industry and his qualifications have led the Board of Directors to determine that he should serve as a director of the Company.

Slav Serghei, age 28, has acted as our President, Secretary, Treasurer and sole Director since our incorporation on April 18, 2014.  Prior to our inception, Mr. Serghei owned Promotheus, an internet shopping and advertising company.  From 2002 to 2011, Mr. Serghei was the resort and condominium mananger of Phoenicia Apartments Unirii.  We believe that Mr. Serghei’s experience as a middle range manager and director of a small company provided him with good knowledge of successful business operations, employee training and time management and excellent experience in marketing and advertising.  Accordingly, the Board of Directors determined that Mr. Serghei should serve as a director of the Company.

Family Relationships

There are no family relationships between the Registrant and any of our current and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

No executive officer or director is a party in a legal proceeding adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

No executive officer or director has been involved in the last ten years in any of the following:

-
Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

-	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
-
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

-
Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

-
Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

-
Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our board of directors currently consists of Slav Serghei, who is also our President, Chief Executive Officer, Chief Financial Officer and Secretary.  After the consummation of the Sale, we expect Xie Jing to serve as our sole director, Chief Executive Officer, Chief Financial Officer and Secretary. As a development stage company, we have not adopted a standard of independence nor do we have a policy with respect to independence requirements for our board members or that a majority of our board be comprised of “independent directors.”  As of the date hereof, none of our directors or proposed director would qualify as “independent” under standards of independence set forth by a national securities exchange or an inter-dealer quotation system.

Committees of Our Board

As a small public company, we do not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions.  Our Board of Directors performs the functions of audit, nominating and compensation committees.  We have one (1) member of our Board of Directors and he does not qualify as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.   As our business expands, we expect to appoint or cause to be elected independent directors and establish audit, nominating and compensation committees.  Upon the election or appointment of independent directors, we intend to form audit, nominating and compensation committees comprised of such independent directors.

Board Meetings; Annual Meeting Attendance

During fiscal year 2015, our Board consisted of one (1) member and the Board held no meetings and acted by written consent 3 times. The work of the Company’s directors is performed not only at meetings of the Board, but also by consideration of the Company’s business through the review of documents and in numerous communications among Board members and others.

We have not yet developed a policy regarding director attendance at annual meetings of the stockholders.

Code of Ethics

As a public company in is initial stages of business development, we have not adopted a code of ethics.  We intend to adopt a code of ethics for our senior officers, including our principal executive officer, principal financial officer, principal accounting officer or controller and any person who may perform similar functions as our business expands and matures.

Director Candidate Recommendations and Nominations; Communication by Shareholders with Directors

Each year the Company’s Board is responsible for nominating candidates to stand for election as directors.  Directors and shareholders may recommend candidates to the Board. We do not currently have a formal policy with respect to the consideration of candidates for director recommended by shareholders, however, we encourage shareholder communications to the Board and/or individual directors.  Shareholders who wish to communicate with the Board or an individual director should send their communications or recommendations, in writing, to the Board of Directors, c/o Registrant’s Secretary, Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37, Romania.  The Board will review the experience and contribution of current directors and potential director candidates and make recommendations to the Board for retention of current members and for election of new candidates when appropriate.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended October 31, 2015, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the ownership as of March 1, 2016 of Common Stock of each director and director nominee of the Company, each named executive officer, each person known to the Company to beneficially own more than 5% of Common Stock and all directors and executive officers of the Company as a group. Unless otherwise indicated, the beneficial owners have sole voting and investment power, as applicable, over the shares of Common Stock listed below. For each individual and group included in the table below, percentage ownership is calculated by dividing (a) the number of shares of Common Stock beneficially owned by such person or group by (b) the sum of the shares of Common Stock outstanding on March 1, 2016, plus the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days after March 1, 2016. The address for each individual listed below is: c/o Tapioca Corp., Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37, Romania, unless otherwise noted.

Name of Director or Executive Officer	Prior to the Merger		Following the Sale of
	Shares	%	Shares	%
Xie Jing	0	0	0	0

Slav Serghei	3,500,000	64%	0	0

Directors and Officers As a Group (1 person)	3,500,000	64%	0	0

EXECUTIVE COMPENSATION AND RELATED MATTERS

COMPENSATION DISCUSSION AND ANALYSIS

Our sole director and executive officer currently receives no compensation for his services as director and executive officer of the Company.  After we commence operations and begin generating revenue, we expect to develop a compensation program for our named executive officers and consultants, , which will be reviewed by our board of directors.  We further expect that the specific direction, emphasis and components of our executive compensation programs will evolve.  Factors that may affect our compensation policies include the hiring of full-time employees, our future revenue growth and profitability, the implementation of our business plan and strategy and increasing complexity of our business.

The entire board of directors performs the functions that would be performed by a compensation committee.  All of the directors participate in deliberations concerning the compensation paid to executive officers.  The directors determine the compensation of the Company’s executives by assessing the value of each of its executives and collectively determine the amount of compensation required to retain the services of the company’s executives.  We base the amount of compensation for our executives on negotiations between us and the executive.  We did not perform any formal third party benchmarking or other market analysis with respect to the amount of such executive’s compensation

In approving compensation necessary to attract and retain our present executive officers, the board of directors concluded that the salary provided to our executive officer is reasonable considering the nascent stage of development of our business.  The objective of the compensation plan is to provide our executives with competitive remuneration for their skills such that we can retain our personnel for an extended period of time.  We will review our compensation programs from time to time and take Company performance as well as general market conditions into account when implementing our compensation programs.

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation we paid or accrued from inception on April 18, 2014 to October 31, 2015, to (i) our Chief Executive Officer (principal executive officer), (ii) our Chief Financial Officer (principal financial officer), (iii) our three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers on October 31, 2015 whose total compensation was in excess of $100,000, and (iii) up to two additional individuals who would have been within the two-other-most-highly compensated but were not serving as executive officers on October 31, 2015.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Slav Serghei,	2015	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2014	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
*Slave Serghei is the President, Treasurer and Secretary of the Company from inception on April 18, 2014

Narrative Disclosure to Summary Compensation Table

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers.

Equity Awards

There are no options, warrants or convertible securities outstanding.  At no time during the last fiscal year with respect to any of any of our executive officers was there:

●
any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined;

●	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;
●	any option or equity grant;
●	any non-equity incentive plan award made to a named executive officer;
●	any nonqualified deferred compensation plans including nonqualified defined contribution plans; or
●	any payment for any item to be included under All Other Compensation in the Summary Compensation Table.

Compensation of Directors

During our fiscal year ended October 31, 2015, we did not provide compensation to any of our employee directors for serving as our director.  We currently have no formal plan for compensating our employee directors for their services in their capacity as directors, although we may elect to issue stock options to such persons from time to time.

All directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors.  Our Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Compensation Committee Interlocks and Insider Participation

Our entire Board of Directors performed the functions that would have been performed by a compensation committee, and all of the directors participate in deliberations concerning the compensation paid to executive officers.  Our sole executive officer, Slav Serghei, is also our sole director.

Board of Directors Role in Risk Oversight

Currently, Slav Serghei serves as the sole member of the Registrant's board of directors and as Registrant’s sole executive officer.  Accordingly, Mr. Serghei serves as both our Chief Executive Officer and Chairman of the Board.  In light of the Company’s early stage of business development, we believe that our leadership structure is appropriate.

The board of directors is actively involved in oversight of risks that could affect the Company. The board oversees its risk management responsibilities directly. Specifically, the board has responsibility for overseeing, reviewing and monitoring the Company’s overall risks and certain specific risks.  The Board believes its administration of its risk oversight function has not affected the Board’s leadership structure.

The Board of Directors reviewed the Company’s compensation practices, policies and programs and believes that the Company’s compensation practices, policies and programs represent an appropriate balance of short-term and long-term compensation and do not encourage employees to take unnecessary or excessive risks that are likely to have a material adverse effect on the Company.

Compensation Committee Report

We do not have a compensation committee and our board performs the functions that would have been performed by a compensation committee.  Our board of directors has reviewed and discussed the Compensation Discussion and Analysis in this report with management.  Based on its review and discussion with management, the board of directors recommended that the Compensation Discussion and Analysis be included in this Information Statement.  The material in this Information Statement is not deemed filed with the SEC and is not incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made on, before, or after the date of this Annual Report and irrespective of any general incorporation language in such filing.

Submitted by members of the Board of Directors:
Slav Serghei
Audit Committee Report

Our entire board of directors performs the functions of an Audit Committee and is composed of our sole director, Slav Serghei.  Our board has: (i) reviewed and discussed the audited financial statements with management for 2015; (ii) discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with its independent accountant the independent accountant's independence.  Based on the review and discussions referred to above, our board of directors recommended that the audited financial statements for the year ended October 31, 2015, be included in the company's annual report on Form 10-K for the last fiscal year ended October 31, 2015.

Submitted by members of the Board of Directors:
Slav Serghei

RELATED PARTY TRANSACTIONS

Slav Seghei, our sole director and executive officer, is a major shareholder and holds 64% of outstanding shares as of October 31, 2015 (October 31, 2014 – 100%). As of October 31, 2015, Mr. Serghei had loaned $5,450 to the Company to provide working capital for its business operations. The loan was unsecured, non-interest bearing and due on demand.  Effective March 1,  2016, Mr. Serghei forgave all amounts due and payable under such loan.

We have not adopted policies or procedures for approval of related person transactions but review them on a case-by-case basis.  We believe that all related party transactions were on terms at least as favorable as we would have secured in arm’s-length transactions with third parties.  Except as set forth above, we have not entered into any material transactions with any existing or proposed director, existing or proposed executive officer, and promoter, beneficial owner of five percent or more of our common stock, or family members of such persons.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tapioca Corp.

Date: March 1, 2016	By:	/s/ Slav Serghei
Slav Serghei Title: Chief Executive Officer, Chief Financial Officer and Secretary